SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 17, 2010

On September 17, 2010, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Member Álvaro Fernandes da Cunha Filho, who was replaced by his alternate Felipe Jens, was not present and justified his absence. The Company’s Chief Executive Officer, Bernardo Gradin, and Officers Mauricio Ferro and Marcela Drehmer were present at the meeting. Mr. Marco Antonio Villas Boas, who is in charge of Corporate Governance, and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members, as provided for in the Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK – 27/2010 – Issue of Debt Securities with no maturity date on the Capital Market (“Perpetual Notes”) by Braskem Finance Limited, guaranteed by Braskem S/A – approval of the issue of Perpetual Notes under the terms and conditions of the respective PD. The Executive Board shall be authorized to perform the acts required for the implementation of this deliberation; 2) PD.CA/BAK - 28/2010 – Issue of Debt Securities on the European Capital Market (“Notes”) by Braskem Finance Limited, guaranteed by Braskem S/A – approval of the issue of the Notes under the terms and conditions of the respective PD. The Executive Board shall be authorized to perform the acts required for full implementation of this deliberation; 3) PD.CA/BAK – 29/2010 – Execution of an International Revolving Credit Facility Agreement by Braskem Inc., guaranteed by Braskem S/A – approval of the execution of a Revolving Credit Facility Agreement under the terms and conditions described in the respective PD. The Executive Board shall be authorized to perform the acts required for full implementation of this deliberation; and 4) PD.CA/BAK - 30/2010 CHEMICAL VI – Credit Rights Investment Fund – approval of the implementation of the Credit Rights Investment Fund under the terms and conditions described in the respective PD. The Executive Board shall be authorized to perform the necessary acts. II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the meeting.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Meeting of Braskem’s Board of Directors No. 581

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 17, 2010

São Paulo/SP, September 17, 2010.

Marcelo Bahia Odebrecht	Marcella Menezes Fagundes
Chairman	Secretary

Paulo Roberto Costa	Alfredo Lisboa Tellechea
Vice Chairman

Almir Guilherme Barbassa	Eduardo Rath Fingerl

Francisco Pais	Felipe Jens

José de Freitas Mascarenhas	Maria das Graças Silva Foster

Newton Sergio de Souza	Paulo Henyan Yue Cesena

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Meeting of Braskem’s Board of Directors No. 581

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.